UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
April 27, 2011
Commission file number:
1-14251
SAP AG
(Exact name of registrant as specified in its charter)
SAP CORPORATION
(Translation of registrant’s name into English)
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS
SIGNATURES
Exhibit 4.2
SAP AG
FORM 6-K
Amendment No. 1 to SAP AG Share Matching Plan 2010
This Current Report on Form 6-K is being furnished by SAP AG (the “Registrant”) for the sole purpose of disclosing technical amendments to the Registrant’s Share Matching Plan 2010 (the “Amended Plan”).
The Registrant hereby incorporates by reference the following exhibit to this Current Report on Form 6-K into the Registrant’s Registration Statement No. 333-167870 on Form S-8 filed with the Commission.

EXHIBITS

Exhibit No.	Exhibit

4.2	Amended SAP Share Matching Plan

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG (Registrant)
By:	/s/ Werner Brandt
	Name:	Dr. Werner Brandt
	Title:	CFO

By:	/s/ Christoph Huetten
	Name:	Dr. Christoph Huetten
	Title:	Chief Accounting Officer

Date: April 27, 2011

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